Exhibit 12.1

HCA Healthcare, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$2,777	$2,226	$4,381	$4,810	$3,957	$3,481	$2,946
Fixed Charges, exclusive of capitalized interest	994	946	1,931	1,933	1,882	1,937	2,032

	$3,771	$3,172	$6,312	$6,743	$5,839	$5,418	$4,978

Fixed Charges:
Interest charged to expense	$867	$830	$1,690	$1,707	$1,665	$1,743	$1,848
Interest factor on rental expense	127	116	241	226	217	194	184

	994	946	1,931	1,933	1,882	1,937	2,032
Interest capitalized	21	19	36	37	30	25	30

	$1,015	$965	$1,967	$1,970	$1,912	$1,962	$2,062

Ratio of earnings to fixed charges	3.71	3.29	3.21	3.42	3.05	2.76	2.41